Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9549

April 7, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Titan Trading Analytics Inc.

We confirm that the following material was sent by pre-paid mail on April 6th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A	Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report BC Form 51-901F for the quarter ended October 31, 2003 including Consolidated Financial Statements for the years ended October 31, 2003, 2002 and 2001 / Schedule B: Supplementary Information / Schedule C: Management Discussion
B	Proxy
C	Supplemental Mailing List Return Card
D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694